UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the year ended December 31, 2007.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM REPORTS EARNINGS FOR THE YEAR 2007

  Highlights

•  For the seventh consecutive year, SQM reported growth in revenues and net income, with 2007 revenues totaling US$1,187.5 million and 2007 net income of US$180.0 million.

•  Earnings per ADR totaled US$6.84 for 2007, an increase of 27.4% over 2006.

•  Operating income grew 18.0% in 2007, to US$259.5 million, and quarterly operating income reached US$60.1 million.

Santiago, Chile, February 26, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2007 of US$180.0 million (US$6.84 per ADR), an increase of 27.4% over the 2006 figure of US$141.3 million (US$5.37 per ADR). Operating income reached US$259.5 million (21.9% of revenues), 18.0% higher than the US$219.9 million (21.1% of revenues) recorded the previous year. Revenues for 2007 totaled US$1,187.5 million, representing growth of 13.9% over the US$1,042.9 million reported in 2006.

The Company also announced year-over-year earnings growth of 50.4% for the fourth quarter of 2007, reporting quarterly net income of US$44.6 million (US$1.69 per ADR) compared to the 2006 figure of US$29.7 million (US$1.13 per ADR). Operating income for the fourth quarter reached US$60.1 million, 21.7% higher than the US$49.4 million recorded for the same period of 2006. Revenues totaled US$306.2 million, an increase of approximately 14.7% with respect to the fourth quarter of 2006, when revenues amounted to US$267.0 million.

“We are pleased to report yet another year of growth in our financial results. In the past five years, SQM’s revenues have more than doubled, and net income has increased more than four-fold. But more importantly, we continue to see growth in the worldwide demand for our core products, and as a result, in 2007 our business segments benefited from favorable pricing conditions practically across the board,” said Patricio Contesse, the Company’s Chief Executive Officer. He added, “Despite the growth potential we see ahead, we must strive to overcome ongoing challenges on the cost front. In order to do so, in 2008 we need to continue strengthening our efforts to increase productivity. It is my belief that the combination of these efforts with the promising outlook for the worldwide fertilizer industry should help us to offset higher costs and once again deliver better results in 2008.”

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition

Revenues for the fourth quarter of 2007 totaled US$143.7 million, 15.1% higher than the US$124.8 million recorded for same period in 2006.

Full-year 2007 revenues reached US$580.0 million, an increase of 15.4% over the US$503.1 million recorded in 2006.

Specialty Plant Nutrition Volumes and Revenues for 2007:
		2007	2006	2007/2006
Sodium nitrate	Th. Ton	45.9	43.3	2.6	6%
Potassium nitrate and sodium potassium nitrate	Th. Ton	695.3	615.0	80.3	13%
Specialty blends	Th. Ton	261.5	250.9	10.6	4%
Other non-SQM specialty plant nutrients (*)	Th. Ton	117.1	142.9	-25.8	-18%
Potassium sulfate	Th. Ton	172.0	172.4	-0.4	0%
Specialty Plant Nutrition Revenues	MUS$	580.8	503.1	77.6	15%
*Primarily includes trading of other specialty fertilizers.

The year-over-year growth in fourth quarter revenues was mainly the result of favorable pricing conditions in the Specialty Plant Nutrition business segment. On average, specialty plant nutrition prices increased approximately 20% with respect to the fourth quarter of 2006. Sales volumes of sodium nitrate and sodium potassium nitrate increased during the quarter, although this effect was offset by lower volumes of potassium nitrate sold in China and North America as a result of shipping delays.

Price increases also had a positive effect on full-year 2007 revenues in this business segment: on average, SPN prices rose around 9% during the year. This increase was a result of the tight supply scenario affecting global potassium-related markets, combined with a demand that continues to grow. The general lack of potassium in the soil found in developing countries is strongly pushing demand for potash. At the same time, our specialty plant nutrients have benefited from changing preferences on the part of consumers, who increasingly demand better-quality agricultural products, and as a result, farmers strive to improve yields in order to meet the increased demand. Rising prices began to have a visible effect on SQM’s results during the third quarter of 2007, and the upward trend was even more noticeable in the fourth quarter.

Higher prices in the Specialty Plant Nutrition segment were complemented by increased sales volumes during the year. Demand for specialty plant nutrients in European markets, which were affected by bad weather in 2006, recovered in 2007; as a result, the Company reported a year-over-year increase in sales volumes of water soluble potassium nitrate to Europe, and especially to Spain. And although sales of potassium nitrate in China were slightly lower, year over year, in the fourth quarter, during the full year SQM recorded a substantial increase in volumes sold to this market. In addition, sales of potassium nitrate and sodium potassium nitrate in Latin America were higher in 2007, due in large part to the strong agriculture markets in Brazil. The decrease in sales volumes of other non-SQM specialty plant nutrients was predominantly due to the sale of our trading affiliate in Mexico during the third quarter of 2006.

We believe 2008 will be another positive year for SQM’s Specialty Plant Nutrition segment. On a worldwide basis, sustained growth in demand coupled with tightness on the supply side should continue to have a strong impact on potassium-based fertilizers at both the commodity level and the specialty level this year.

Specialty Plant Nutrition gross margin (1) for the year 2007 accounted for approximately 29% of SQM’s consolidated gross margin.

2.- Iodine and Iodine Derivatives

Revenues from sales of iodine and iodine derivatives during the fourth quarter of 2007 totaled US$53.6 million, a 2.2% decrease with respect to the US$54.8 million reported for the fourth quarter of 2006.

Iodine and iodine derivatives revenues for full-year 2007 amounted to US$215.1 million, 1.2% lower than the US$217.7 million recorded for 2006.

Iodine Volumes and Revenues for 2007:
		2007	2006	2007/2006
Iodine and derivatives	Th. Ton	9.1	9.8	-0.7	-7%
Iodine and Derivatives Revenues	MUS$	215.1	217.7	-2.6	-1%

The Company’s 2007 results in the Iodine and Iodine Derivatives segment for 2007 were driven by a combination of higher prices and lower volumes. Iodine prices increased approximately 7% with respect to 2006, as rising production costs were reflected in the pricing.  Further influencing prices was the growing demand at the global level, which during 2007 was driven predominantly by the use of iodine in such applications as x-ray contrast media for diagnostic imaging, biocides for paints and wood treatment products, and liquid crystal displays (LCDs).

Demand for iodine salts in LCD screens—iodine’s third-largest end market, where it is used in the production of polarizing film—grew by close to 30% in 2007.  In particular, the LCD TV market has been expanding not only in terms of sales volumes, but also in terms of growing screen sizes; this tendency should continue in the future. Part of this growth in demand is being satisfied by iodine recycled in that same industry, as only a fraction of this product remains in the polarizing film. The remaining iodine, which producers used to discard, is now increasingly being reprocessed, and as a result, recycled iodine has become essentially an additional “competitor” in this market.

Higher pricing was offset by lower sales volumes in the year, as the Company decreased its total volumes by approximately 7% with respect to 2006.  This decrease was the result of an increasingly competitive market environment; other Chilean producers increased their production capacity during the year, and there were also increases in production from recycling.  However, given that we expect capacity increases by other producers to level out in the next couple of years, we believe we are well positioned to capture growth in this market in the medium and long terms.  In 2008 we expect to see general stability with slight increases on the pricing side, and we should increase sales volumes with respect to 2007.

Gross margin for the Iodine and Iodine Derivatives segment accounted for approximately 24% of SQM’s consolidated gross margin in 2007.

3.- Lithium and Lithium Derivatives

Revenues for the Lithium and Lithium Derivatives segment climbed to US$42.7 million during the fourth quarter of 2007, an increase of 14.8% over the fourth-quarter 2006 figure of US$37.2 million.

Full-year revenues in this segment grew 39.5% in 2007, totaling US$179.8 million, compared to US$128.9 million for full-year 2006.

Lithium Volumes and Revenues for 2007:
		2007	2006	2007/2006
Lithium and derivatives	Th. Ton	28.6	30.4	-1.8	-6%
Lithium and Derivatives Revenues	MUS$	179.8	128.9	50.9	39%

Year-over-year revenue growth in this business line, both for the quarter and for the full year, was driven by lithium prices, which increased approximately 48% in 2007. As expected, sales volumes decreased slightly with respect to 2006, but this effect was outweighed by the substantial year-over-year price increase.

The favorable pricing conditions that have prevailed in the past couple of years have prompted Chinese producers to increase their lithium capacity. As a result of this new production, tightness in lithium carbonate supply observed during the first half of 2007 eased somewhat in the second half.

World lithium demand continues to grow at rates of around 7% per year. As in recent periods, the upward trend during 2007 was driven in large part by demand for lithium in rechargeable batteries. Lithium-ion batteries—traditionally used in mobile phones, laptops, digital cameras, and many other devices—are being utilized more and more in cordless power tools, which are more lithium-intensive than some of the other applications and therefore represent considerable growth potential. The rechargeable batteries market grew an estimated 20% in 2007 and is expected to continue growing at similar rates in 2008.

During 2007, this business line also benefited from growth in the market for lubricating greases, the primary end market for lithium hydroxide. In addition, the Company recorded revenues from sales of butyllithium and lithium chloride on the order of US$10.7 million for the year.

Gross margin for the Lithium and Lithium Derivatives segment accounted for approximately 34% of SQM’s consolidated gross margin in 2007.

4.- Industrial Chemicals

Fourth-quarter 2007 Industrial Chemicals revenues reached US$24.5 million, 30.4% higher than the US$18.8 million recorded for the same period of the previous year.

Revenues for the full year totaled US$81.2 million, an increase of 13.9% with respect to the 2006 figure of US$71.3 million.

Industrial Chemicals Volumes and Revenues for 2007:
		2007	2006	2007/2006
Industrial nitrates	Th. Ton	175.2	161.7	13.6	8%
Boric acid	Th. Ton	9.2	9.9	-0.8	-7%
Industrial Chemicals Revenues	MUS$	81.2	71.3	9.9	14%

Quarterly and full-year revenues from sales of industrial chemicals increased in 2007 largely as a consequence of rising prices, which on average were approximately 6% higher than 2006 prices in this business line. Prices of industrial nitrates and prices of specialty plant nutrients are indirectly related, and consequently, we believe the upward pricing trend in the market for industrial nitrates will continue in 2008, in line with the Company’s expectations for the Specialty Plant Nutrition segment.

Growth in sales volumes in the Industrial Chemicals business segment was primarily explained by sales in Latin America. Favorable conditions in the commodities markets in recent periods have resulted in increased mining activity in this region, which in turn has generated greater demand for explosives, in which SQM’s industrial-grade sodium nitrate is a key component. In addition, SQM reported higher volumes of sodium nitrate sold in Europe during the year, which is partly due to the use of this product as a medium for heat storage in a solar energy project in Spain.

Gross margin for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross margin in 2007.

5.- Other Products

Potassium Chloride

Fourth-quarter potassium chloride revenues totaled US$14.8 million in 2007, a 108.1% increase with respect to 2006, when revenues amounted to US$7.1 million.

Potassium chloride revenues grew 59.8% in the full year, reaching US$51.3 million, compared to US$32.1 million for full-year 2006.

Potassium Chloride Volumes and Revenues for 2007:
		2007	2006	2007/2006
Potassium chloride	Th. Ton	179.0	126.4	52.6	42%
Potassium Chloride Revenues	MUS$	51.3	32.1	19.2	60%

The substantial year-over-year increase in potassium chloride revenues was driven by prices, which rose nearly 13% in 2007, as well as sales volumes, which were more than 40% higher than sales volumes in 2006. Global potash prices have experienced a sustained increase in recent periods, due to the combined effect of tight supply and growing demand, and we expect this trend to continue in 2008.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers increased to US$27.0 million for the fourth quarter of 2007, from US$24.4 million for the same period of 2006, as a result of rising fertilizer prices. Revenues for the full year decreased from US$89.8 million in 2006 to US$79.4 million in 2007, as a result of the sale of our trading affiliate in Mexico during the third quarter of 2006.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$70.3 million (5.9% of revenues) for the full year, compared to the US$69.7 million (6.7% of revenues) recorded during full-year 2006.

Operating Costs

In the fourth quarter of 2007, the Company continued to be affected by higher costs related to energy, raw materials and the exchange rate, further adding to the total costs for the full year.  The ongoing natural gas shortages have forced us to use higher-cost alternative fuels, such as diesel and fuel oil. Additionally, the price increases that have affected raw materials and spare parts in recent years maintained their upward tendency, and the Chilean peso has continued its rally against the U.S. dollar. These factors had a significant impact during 2007, and we expect that they will continue to do so in 2008.

In addition, an earthquake in northern Chile during the fourth quarter had a minor effect on the Company’s operations.  Practically no damage was done to SQM’s production facilities; however, the Company is currently repairing personnel living quarters located near its María Elena production center, a significant portion of which sustained damages.  Furthermore, there was an impact on costs due to brief interruptions in production and delays in restarting the Company’s railway system after the event.

CAPEX

During the year 2007, SQM made capital expenditures of approximately US$178 million. The Company’s investment plan includes capacity expansions for lithium and potassium nitrate production and improvements to its railway system, as well as various projects related to increasing yields and reducing costs.

Non-operating Income

The Company recorded a non-operating loss of US$27.1 million for 2007 which is lower than the US$36.0 million loss recorded for full-year 2006.

Net financial expenses (2) totaled US$(10.6) million during 2007. This figure was lower than the US$(16.2) million recorded for 2006, primarily as a result of the lower levels of debt held by the Company during 2007.

Notes:

(1)
Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2)	Net financial expenses correspond to total financial expenses net of financial income.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

			For the 12-month period
(US$ Millions)	For the 4th Quarter		ended December 31
	2007	2006	2007	2006

Revenues	306.2	267.0	1,187.5	1,042.9

Specialty Plant Nutrition	143.7	124.8	580.8	503.1
Nitrates and Specialty Blends (1)	124.4	109.5	513.2	442.9
Potassium Sulfate	19.3	15.3	67.6	60.2
Industrial Chemicals	24.5	18.8	81.2	71.3
Industrial Nitrates	23.3	17.5	75.8	65.6
Boric Acid	1.2	1.3	5.4	5.6
Iodine and Iodine Derivatives	53.6	54.8	215.1	217.7
Lithium and Lithium Derivatives	42.7	37.2	179.8	128.9
Other Income	41.8	31.5	130.7	121.9
Potassium Chloride (Potash)	14.8	7.1	51.3	32.1
Others	27.0	24.4	79.4	89.8

Cost of Goods Sold	(199.8)	(174.6)	(759.9)	(663.0)
Depreciation	(26.0)	(24.2)	(97.8)	(90.4)

Gross Margin	80.4	68.3	329.8	289.6

Selling and Administrative Expenses	(20.4)	(18.9)	(70.3)	(69.7)

Operating Income	60.1	49.4	259.5	219.9

Non-Operating Income	(3.7)	(10.7)	(27.1)	(36.0)
Financial Income	2.8	1.9	9.3	11.4
Financial Expenses	(4.8)	(5.6)	(19.9)	(27.6)
Others	(1.7)	(7.0)	(16.5)	(19.8)

Income Before Taxes	56.4	38.7	232.4	183.8
Income Tax	(10.3)	(6.9)	(48.6)	(37.9)
Other Items	(1.5)	(2.2)	(3.8)	(4.6)

Net Income	44.6	29.7	180.0	141.3
Net Income per ADR (US$)	1.69	1.13	6.84	5.37

(1) Includes Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet

(US$ Millions)	As of December 31
	2007	2006

Current Assets	904.0	845.7
Cash and cash equivalents (1)	164.2	183.9
Accounts receivable (2)	285.5	243.0
Inventories	387.8	365.5
Others	66.5	53.3

Fixed Assets	983.4	916.9

Other Assets	98.9	108.4
Investments in related companies (3)	56.9	52.7
Others	42.0	55.7

Total Assets	1,986.3	1,871.0

Current Liabilities	192.4	197.4
Short-term interest-bearing debt	11.5	64.7
Others	180.9	132.7

Long-Term Liabilities	565.5	548.4
Long-term interest-bearing debt	486.7	480.7
Others	78.8	67.7

Minority Interest	46.0	39.2

Shareholders' Equity	1.182.4	1.086.0

Total Liabilities	1,986.3	1,871.0

Current Ratio (4)	4.7	4.3
Net Debt / Total Capitalization (5)	21.4%	24.3%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R
Chief Financial Officer

Date: February 27, 2008